Exhibit 99.2

6 SEPTEMBER 2005

UB ANNOUNCES HALF YEAR RESULTS FOR 2005

United Biscuits plc (“UB”), a leading manufacturer and marketer of biscuits and snacks, today announces its half year results for 2005.

Highlights:

•      Despite the continuing highly competitive retail environment, the Group delivered a strong performance driven by a focus on branded products and a much-improved performance from the UK business.

•      The Group recorded a positive trading performance for the first half of 2005 with revenue up 6.3% to £613.2 million (2004: £576.6 million). This resulted in a 15.7% increase in business profit to £75.1 million (2004: £64.9 million).

•      The results include the first half of 2005 results for the Jacob’s and Triunfo businesses, acquired in the second half of 2004. On an underlying basis, including the results of those businesses for the first half of 2004, the Group delivered 4.3% growth in business profit in the first half of 2005.

•      Business profit also includes £14.4 million in respect of insurance claims to cover loss of profit in connection with the flood at the Carlisle biscuit factory.

•      Focused marketing campaigns, such as McCoy’s Specials “The Gentleman’s Crisp” and McVitie’s “we make the biscuits, you make the crumbs”, and investment in new product development for UB’s priority brands drove first half results.

•      The integration of Triunfo into the Southern European business was completed in the first half of 2005. Jacob’s integration into the UK business is progressing in accordance with plans.

•      UB generated cost savings during the first half of 2005 through supply chain efficiencies, acquisition synergies and the ongoing cost reduction programme. UK integration and corporate head office rationalisation plans are expected to deliver cost savings of between £25-30 million with full effect in 2007.

•      Healthy continues to be the fastest growing segment of the biscuit and snack market. UB is actively responding by taking actions to reduce sodium and levels of saturated fats from many of its products.

Commenting on the results, Malcolm Ritchie, Chief Executive, said: “In spite of the challenging market environment, UB has delivered a solid performance for the first six months of 2005. UB has strengthened its portfolio with strategic acquisitions and our UK business has benefited from a more focused approach to the key brands, which resulted in strong performances, in particular from the go ahead! range. We have continued to make good progress through reducing the cost base and re-investing behind the long-term strength of our principal brands.”

Forward Looking Statements - This press release includes statements that are, or may be deemed to be, “forward-looking statements”. The terms “anticipates,” “believes,” “expects,” estimates,” “intends,” “plans,” “may,” “will” or “should” and other similar expressions identify forward-looking statements, although the absence of such words does not necessarily mean that a statement is not forward-looking. These statements describe our intentions, beliefs or current expectations. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties.  Our future results may differ materially from historical results and from those expressed or implied in the forward-looking statements as a result of various factors including those under the section entitled “Risk Factors” in Item 3 of our annual report on Form 20-F filed with the SEC on April 6, 2005 and our other filings and submissions with the SEC. You should not place undue reliance on these forward-looking statements.

All written and oral forward-looking statements attributable to the company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

ENDS

Media contacts:

Cardew Group
Tim Robertson	Tel: 020 7930 0777	Mobile: 07900 927650
Sofia Rehman	Tel: 020 7930 0777	Mobile: 07771 683 185

Notes to Editors:

•      UB is the leading manufacturer and marketer of biscuits in the U.K. and Iberia and the second largest in France, the Netherlands and Belgium.

•      In the U.K., UB is the leading manufacturer and marketer of packaged nuts and the second largest manufacturer and marketer of savoury snacks and crisps.

•      In September 2004, UB acquired Jacob’s adding well known products to its U.K. portfolio including Jacob’s Cream Crackers, Twiglets and Thai Bites.

•      UB manufactures and markets a wide range of products in the U.K. and continental Western Europe under well-recognised brand names. Branded products accounted for approximately 88% of sales in 2004.

•      Among UB’s popular brand names are McVitie’s, Penguin, go ahead!, McVitie’s Jaffa Cakes, Jacob’s, Jacob’s Cream Crackers, Jacob’s Thai Bites, Twiglets, Hula Hoops, Skips, Mini Cheddars, McCoy’s, Phileas Fogg and KP Nuts in the U.K. and Marbu Dorada, Chiquilin, Fontaneda, Filipinos, Triunfo, BN, Delacre and Verkade in Continental Europe.

•      McVitie’s is among the best known brands in the U.K.. McVitie’s biscuits were purchased by over 85% of UK households in 2004.

•      UB owns and operates 23 manufacturing facilities of which 12 are in the U.K..

•      UB employs over 12,000 people of whom over 9,000 work in the U.K..